UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Neptune Technologies & Bioressources Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64077P108

(CUSIP number)

Richard Schottenfeld

800 Third Avenue, 10th Floor

New York, NY 10022

(212) 300-2200

(Name, address and telephone number of person authorized to receive notices and communications)

July 12, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64077P108

1.	NAMES OF REPORTING PERSONS Richard P. Schottenfeld
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,908,486
	8.	SHARED VOTING POWER: 285,729
	9.	SOLE DISPOSITIVE POWER: 3,908,486
	10.	SHARED DISPOSITIVE POWER: 285,729
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,194,215
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 77,945,548 shares of common stock issued and outstanding as of July 11, 2016, as reported in the Form 6-K of Neptune Technologies & Bioressources Inc. (the “Issuer”) filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2016.

CUSIP No. 64077P108

1.	NAMES OF REPORTING PERSONS Schottenfeld Group GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,305,729
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,305,729
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,305,729
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14.	TYPE OF REPORTING PERSON* OO, HC

(1) Based on 77,945,548 shares of common stock issued and outstanding as of July 11, 2016, as reported in the Issuer’s Form 6-K filed with the SEC on July 11, 2016.

CUSIP No. 64077P108

1.	NAMES OF REPORTING PERSONS Schottenfeld Group Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,305,729
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,305,729
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,305,729
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14.	TYPE OF REPORTING PERSON* PN, HC

(1) Based on 77,945,548 shares of common stock issued and outstanding as of July 11, 2016, as reported in the Issuer’s Form 6-K filed with the SEC on July 11, 2016.

CUSIP No. 64077P108

1.	NAMES OF REPORTING PERSONS Koyote Capital Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 1,305,729
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 1,305,729
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,305,729
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14.	TYPE OF REPORTING PERSON* OO, HC

(1)	Based on 77,945,548 shares of common stock issued and outstanding as of July 11, 2016, as reported in the Issuer’s Form 6-K filed with the SEC on July 11, 2016.

CUSIP No. 64077P108

1.	NAMES OF REPORTING PERSONS Koyote Trading LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,305,729
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,305,729
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,305,729
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14.	TYPE OF REPORTING PERSON* OO, BD

(1)	Based on 77,945,548 shares of common stock issued and outstanding as of July 11, 2016, as reported in the Issuer’s Form 6-K filed with the SEC on July 11, 2016.

CUSIP No. 64077P108

1.	NAMES OF REPORTING PERSONS Winchester Holdings, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,757,086
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,757,086
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,757,086
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (1)
14.	TYPE OF REPORTING PERSON* OO

(1) Based on 77,945,548 shares of common stock issued and outstanding as of July 11, 2016, as reported in the Issuer’s Form 6-K filed with the SEC on July 11, 2016.

CUSIP No. 64077P108

1.	NAMES OF REPORTING PERSONS Schottenfeld Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,757,086
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,757,086
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,757,086
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)	Based on 77,945,548 shares of common stock issued and outstanding as of July 11, 2016, as reported in the Issuer’s Form 6-K filed with the SEC on July 11, 2016.

ITEM 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of Neptune Technologies & Bioressources Inc., a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 545 Promende du Centropolis, Suite 100, Laval, Québec, Canada H7T 0A3.

This Schedule 13D relates to Common Stock of the Issuer purchased by Richard P. Schottenfeld in his affiliated personal accounts and by Mr. Schottenfeld indirectly through Koyote Trading LLC (“Koyote Trading”) and Schottenfeld Associates, L.P. (“Schottenfeld Associates”). This Schedule 13D also relates to the Common Stock of the Issuer purchased by each of Schottenfeld Group GP LLC (“Schottenfeld GP”), Schottenfeld Group Holdings, L.P. (“Schottenfeld Holdings”) and Koyote Capital Group LLC (“Koyote Group”) indirectly through Koyote Trading. Schottenfeld GP is the general partner of Schottenfeld Holdings, which wholly owns the Koyote Group, which in turn, is the manager and sole member of Koyote Trading. Mr. Schottenfeld is the manager and a member of Schottenfeld GP, and thus, Mr. Schottenfeld directs the control of each of Schottenfeld GP, Schottenfeld Holdings, Koyote Group and Koyote Trading. Mr. Schottenfeld also directly controls his trading portfolio within Koyote Trading. Furthermore, this Schedule 13D also relates to the Common Stock of the Issuer purchased by Winchester Holdings, L.L.C. (“Winchester”) indirectly through Schottenfeld Associates. Winchester is the general partner of Schottenfeld Associates, and Mr. Schottenfeld is the manager and a member of Winchester. As a result, Mr. Schottenfeld directs the control of Schottenfeld Associates through Winchester. Mr. Schottenfeld, as beneficial owner of the shares of Common Stock held directly in his affiliated personal accounts and indirectly by Koyote Trading and Schottenfeld Associates, may direct the vote and disposition of 4,194,215 shares of Common Stock. Schottenfeld GP, Schottenfeld Holdings, and Koyote Group, each as the beneficial owner of shares held by Koyote Trading, may each indirectly control the vote and disposition of 1,305,729 shares of Common Stock. Koyote Trading holds 1,305,729 shares of Common Stock and may direct the vote and disposition of those shares. Winchester, as the general partner of Schottenfeld Associates, indirectly controls 2,757,086 shares of Common Stock held by Schottenfeld Associates. Schottenfeld Associates holds 2,757,086 shares of Common Stock and may direct the vote and disposition of those shares. 285,729 of the shares of Common Stock held by Koyote Trading (the “Other Trader Shares”) are controlled by other traders within Koyote Trading, but are subject to Mr. Schottenfeld’s veto.

ITEM 2. Identity and Background.

a) The Reporting Persons are:

1.	Richard P. Schottenfeld;

2.	Schottenfeld Group GP LLC (“Schottenfeld GP”);

3.	Schottenfeld Group Holdings, L.P. (“Schottenfeld Holdings”);

4.	Koyote Capital Group LLC (“Koyote Group”);

5.	Koyote Trading LLC (“Koyote Trading”);

6.	Winchester Holdings, L.L.C. (“Winchester”); and

7.	Schottenfeld Associates, L.P. (“Schottenfeld Associates” and collectively with Mr. Schottenfeld, Schottenfeld GP, Schottenfeld Holdings, Koyote Group, Koyote Trading and Winchester, the “Reporting Persons”).

In addition to Mr. Schottenfeld, each of David K. Koch, Ronald Weiss, Lucas Rosen, Bryan Weiss, The Richard Schottenfeld 2008 GRAT Family Trust and the David K. Koch Family Trust is a member of Schottenfeld GP, and Robin Schottenfeld is a member of Winchester (collectively, the “Members”).

(b) The business address of each of the Reporting Persons is:

800 Third Avenue, 10th Floor

New York, NY 10022.

(c) The principal business of Koyote Trading is investment and engaging in broker-dealer activities. The principal business of Koyote Group, as the manager and sole member of Koyote Trading, is to be a holding company of Koyote Trading. The principal business of Schottenfeld Holdings, as the sole owner of Koyote Group, is to be a holding company of Koyote Group. The principal business of Schottenfeld GP, as the general partner of Schottenfeld Holdings, is to be a holding company of Schottenfeld Holdings. The principal business of Schottenfeld Associates is investment. The principal business of Winchester, as the general partner of Schottenfeld Associates, is to be a holding company of Schottenfeld Associates. Mr. Schottenfeld’s principal occupation is serving as the manager and a member of each of Schottenfeld GP and Winchester and directing his trading portfolio within Koyote Trading.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

1.	Richard P. Schottenfeld – United States of America

2.	Schottenfeld GP – Delaware

3.	Schottenfeld Holdings – Delaware

4.	Koyote Group – Delaware

5.	Koyote Trading – Delaware

6.	Winchester – Delaware

7.	Schottenfeld Associates – Delaware

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

ITEM 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price (excluding commissions) of the 4,194,215 shares of Common Stock held directly and indirectly by Mr. Schottenfeld reported herein was approximately $6,394,480. Such shares of Common Stock were purchased with the working capital of Koyote Trading and Schottenfeld Associates in open market transactions through brokers, with the personal funds of Mr. Schottenfeld and with affiliated funds of Mr. Schottenfeld, Schottenfeld GP, Schottenfeld Holdings, Koyote Group and Winchester. The shares of Common Stock held by Koyote Trading are generally held in margin accounts with Goldman Sachs & Co.

ITEM 4. Purpose of Transaction.

The information contained in Items 3 and 5(c) of this Schedule 13D regarding the acquisition of the 4,194,215 shares of Common Stock is incorporated by reference herein.

The Reporting Persons originally acquired beneficial ownership of the shares of Common Stock reported in this Schedule 13D for investment purposes and believed at that time that such shares of Common Stock were undervalued and were an attractive investment.

The Issuer’s board of directors later approached Mr. Schottenfeld of its own initiative to ask him to join the board. Mr. Schottenfeld was elected to the position of director on July 12, 2016. In his capacity as a director, Mr. Schottenfeld expects to have discussions with the other directors and management, which could relate to any of the matters in (a) through (j) of Item 4 of Schedule 13D.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

The Reporting Persons do not have any agreement or understanding with any other person relating to the acquisition, holding, voting or disposition of securities of the Issuer.

Koyote Trading also holds shares of common stock in Acasti Pharma, Inc., a subsidiary of the Issuer, some of which are held by Mr. Schottenfeld in his trading portfolio in Koyote Trading and some of which are traded by another trader within Koyote Trading, but are subject to Mr. Schottenfeld’s veto. Mr. Schottenfeld and the other trader in Koyote Trading have sold, and may purchase or continue to sell depending on the relevant market conditions, additional shares of Acasti Pharma, Inc. in the future.

ITEM 5. Interest in Securities of the Issuer.

(a)	– (b) The percentages set forth below and on pages 2 through 8 hereof are based on 77,945,548 shares of Common Stock issued and outstanding as of July 11, 2016, as reported in the Issuer’s Form 6-K filed with the SEC on July 11, 2016.

(i) Mr. Schottenfeld has (x) sole voting and dispositive power with respect to 3,908,486 shares of the Issuer’s Common Stock, which includes (1) the 131,400 shares of the Issuer’s Common Stock through his affiliated personal accounts, (2) the 1,020,000 shares of the Issuer’s Common Stock through his trading portfolio at Koyote Trading, and (3) the 2,757,086 shares of the Issuer’s Common Stock through Schottenfeld Associates (as the manager of Winchester, which is the general partner of Schottenfeld Associates) and (y) shared voting and dispositive power with respect to 285,729 Other Trader Shares held in other trading portfolios in Koyote Trading, over which Mr. Schottenfeld holds veto power as the manager and member of Schottenfeld GP (which is the general partner of Schottenfeld Holdings that wholly owns Koyote Group, which is, in turn, the manager and sole member of Koyote Trading). Accordingly, Mr. Schottenfeld may be deemed to beneficially own 5.38% of the Issuer’s issued and outstanding Common Stock.

(ii) As the general partner of Schottenfeld Holdings, which wholly owns Koyote Group (which is the manager and sole member of Koyote Trading), Schottenfeld GP has shared voting and dispositive power with respect to 1,305,729 shares of Common Stock, which are held by Koyote Trading. Accordingly, Schottenfeld GP may be deemed to beneficially own 1.68% of the Issuer’s issued and outstanding Common Stock.

(iii) As the owner of Koyote Group, which is the manager and sole member of Koyote Trading, Schottenfeld Holdings has shared voting and dispositive power with respect to 1,305,729 shares of Common Stock, which are held by Koyote Trading. Accordingly, Schottenfeld Holdings may be deemed to beneficially own 1.68% of the Issuer’s issued and outstanding Common Stock.

(iv) As the manager and sole member of Koyote Trading, Koyote Group has shared voting and dispositive power with respect to 1,305,729 shares of Common Stock, which are held by Koyote Trading. Accordingly, Koyote Group may be deemed to beneficially own 1.68% of the Issuer’s issued and outstanding Common Stock.

(v) As holder of the shares, Koyote Trading has sole voting and dispositive power with respect to 1,305,729 shares of Common Stock. Accordingly, Koyote Trading may be deemed to beneficially own 1.68% of the Issuer’s issued and outstanding Common Stock.

(vi) As the general partner of Schottenfeld Associates, Winchester has shared voting and dispositive power with respect to 2,757,086 shares of Common Stock, which are held by the Schottenfeld Associates. Accordingly, Koyote Trading may be deemed to beneficially own 3.54% of the Issuer’s issued and outstanding Common Stock.

(vii) As holder of the shares, Schottenfeld Associates has sole voting and dispositive power with respect to 2,757,086 shares of Common Stock. Accordingly, Koyote Trading may be deemed to beneficially own 3.54% of the Issuer’s issued and outstanding Common Stock.

(c)	Koyote Trading has given effect to the following transactions with respect to the Issuer’s Common Stock during the past 60 days, all of which were made at the direction of traders other than Mr. Schottenfeld. Such transactions occurred in the open market and are set forth on Appendix A.

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock held by the Reporting Persons other than the Reporting Persons.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and between the Reporting Persons.

Appendix A

Date	Transaction	Shares	Price
5/19/2016	Sale of shares of Common Stock	100	$1.01
5/19/2016	Purchase of shares of Common Stock	100	$1.04
5/20/2016	Purchase of shares of Common Stock	100	$1.12
5/20/2016	Sale of shares of Common Stock	500	$1.10
5/24/2016	Sale of shares of Common Stock	100	$1.11
5/25/2016	Sale of shares of Common Stock	100	$1.13
5/26/2016	Sale of shares of Common Stock	20,200	$1.21	(1)
6/08/2016	Sale of shares of Common Stock	300	$1.16	(1)
6/09/2016	Sale of shares of Common Stock	100	$1.14
6/10/2016	Sale of shares of Common Stock	100	$1.14
6/17/2016	Sale of shares of Common Stock	100	$1.05
6/20/2016	Sale of shares of Common Stock	100	$1.06
6/20/2016	Purchase of shares of Common Stock	100	$1.08
6/22/2016	Sale of shares of Common Stock	200	$1.05	(1)
6/24/2016	Sale of shares of Common Stock	100	$1.03
6/29/2016	Sale of shares of Common Stock	300	$1.05	(1)
6/29/2016	Purchase of shares of Common Stock	1,600	$1.07	(1)
6/30/2016	Purchase of shares of Common Stock	3,800	$1.04	(1)
6/30/2016	Sale of shares of Common Stock	100	$1.05
7/01/2016	Sale of shares of Common Stock	100	$1.04
7/05/2016	Sale of shares of Common Stock	100	$1.02
7/06/2016	Purchase of shares of Common Stock	100	$1.02
7/06/2016	Sale of shares of Common Stock	100	$1.02
7/07/2016	Sale of shares of Common Stock	500	$1.01	(1)

(1)	The price reported in this column is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions. The reported price for the share sales made on May 26, 2016 is based on prices ranging from a low of $1.18 per share to a high of $1.29 per share. The reported price for the share sales made on June 8, 2016 is based on prices ranging from a low of $1.15 per share to a high of $1.18 per share. The reported price for the share sales made on June 22, 2016 is based on prices ranging from a low of $1.04 per share to a high of $1.06 per share. The reported price for the share sales made on June 29, 2016 is based on prices ranging from a low of $1.04 per share to a high of $1.05 per share. The reported price for the share purchases made on June 29, 2016 is based on prices ranging from a low of $1.06 per share to a high of $1.08 per share. The reported price for the share purchases made on June 30, 2016 is based on prices ranging from a low of $1.02 per share to a high of $1.06 per share. The reported price for the share sales made on July 7, 2016 is based on prices ranging from a low of $1.01 per share to a high of $1.02 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price set forth above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2016

RICHARD P. SCHOTTENFELD
/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
SCHOTTENFELD GROUP GP LLC
By:		/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager
SCHOTTENFELD GROUP HOLDINGS, L.P.
By: Schottenfeld Group GP LLC, its general partner
	By:	/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager
KOYOTE CAPITAL GROUP LLC
By:		/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Authorized Person
KOYOTE TRADING LLC
By:		/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Authorized Person
WINCHESTER HOLDINGS, L.L.C.
By:		/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager

SCHOTTENFELD ASSOCIATES, L.P.
By: Winchester Holdings, L.L.C., its general partner
By:	/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager